FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of November 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding operation of certain generating unit of Chongqing Liangjiang Turbine Power, made by Huaneng Power International, Inc. (the “Registrant”) on November 5, 2014.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

FIRST SET OF GENERATION UNIT OF CHONGQING LIANGJIANG TURBINE POWER RECENTLY COMMENCED OPERATION

The announcement is issued pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International Inc. (the “Company”) announced that the first set of 467MW F-class natural gas combined cycle unit of Huaneng Chongqing Liangjiang Turbine Power Co., Ltd. (which is wholly-owned by the Company) has recently been put into operation.

To  date,  the  Company’s  total  controlled  generation  capacity  has  increased  to  67,861MW  from 67,394MW, and total equity-based generation capacity has increased to 61,134MW from 60,667MW.

By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As of the date of the announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Lizi (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
5 November 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming
Name:	Du Daming
Title:	Company Secretary

Date:     November 5, 2014